[Letterhead of Prudential Securities Incorporated]



         November 4, 1998



                    Re:  National Municipal Trust Series 189
                         CIK No. 0001021740
                         Request for Withdrawal of Amendment to
                         Registration Statement on Form S-6
                         File No. 333-13257

Dear Sirs:

          As Sponsor of the above-captioned Trust, we are requesting a withdrawal of the four following submissions pursuant to Rule 477(a) under the Securities Act of 1933, due to an equipment malfunction. The four 485BPOS submissions that were filed on October 22, 1998 under the accession numbers 0000898733-98-000706, 0000898733-98-000707, 0000898733-98-000708 and
0000898733-98-000709 were filed in error. Although the EDGAR access codes contained in the submission header for each of such four filings were for Series 189, the underlying post effective amendments were for Series of National Municipal Trust other than Series 189. The information contained in the submission header for each of the four filings was incorrect. We understand that the four incorrect submissions will have no impact on future filings.

     If you have any questions, please do not hesitate to telephone Philip Heimowitz of the law firm of Cahill Gordon &
Reindel, 80 Pine Street, New York, New York, collect any time at
(212) 701-3484.
                         Yours very truly,

                         PRUDENTIAL SECURITIES INCORPORATED

                         By: Richard R. Hoffmann
                             Richard R. Hoffmann
                             First Vice President
                             Unit Investment Trust Department

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

cc: Mr. Frank Donaty
    Ms. Ruth Sanders